

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 16, 2014

Via E-mail
Nelson E. Rowe
Chief Accounting Officer
KBR, Inc.
601 Jefferson Street; Suite 3400
Houston, TX 77002

> **Re:** **KBR, Inc.**
> **Form 10-K for the Year Ended December 31, 2013**
> **Filed February 27, 2014**
> **Response Dated May 15, 2014**
> **File No. 1-33146**

Dear Mr. Rowe:

We have reviewed your response dated May 15, 2014 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

General

1. We note from your Forms 8-K filed on May 5, 2014 and May 13, 2014 that you expect to file an amended Form 10-K for the year ended December 31, 2013 no later than August 30, 2014. We await the filing of this amended Form 10-K and may have additional comments when it is filed. As a reminder, please ensure that your amended Form 10-K includes any future filing disclosures that you agreed to provide in your May 15, 2014 response letter.

Item 9A. Controls and Procedures, page 110

2. We note your response to comment four from our letter dated May 2, 2014. Please ensure that your future filing disclosures address not only the type of specific changes made to ICFR during the period but also an indication of the period of time over which these changes were made or will be made. For example, your draft disclosures mention that you are in the

process of a phased implementation of a new company-wide enterprise resources planning system. It is unclear how long this implementation process is expected to take. It is also unclear what specific types of changes in your internal controls over financial reporting were implemented during the quarter ended December 31, 2013.

3. We note your response to comment five from our letter dated May 2, 2014. Your response indicates that you conducted a detailed review of the costs in excess of billings on an uncompleted contract account and analyzed all foreign currency activities from project inception. Please clarify whether you conducted a detailed review of only the one project awarded to your Gas Monetization segment in July 2007 or if you reviewed other multiple currency projects for similar foreign currency errors during the periods presented in your filing.

You may contact Lisa Etheredge, Staff Accountant, at (202) 551-3424 or me at (202) 551-3854 if you have questions.

Sincerely,

/s/ Melissa N. Rocha

Melissa N. Rocha
Senior Assistant Chief Accountant